January 14, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (202) 966-9409

Peter D. Griffith
President and Chief Executive Officer
FedFirst Financial Corporation
Donner at Sixth Street
Monessen, Pennsylvania 15062

Re:	FedFirst Financial Corporation
	Form SB-2 filed December 17, 2004
	File No. 333-121405

Dear Mr. Griffith:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the conversion.

2. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

3. Please note the updating requirements of Item 310 of Regulation
S-
B when filing your amendment.

4. Please include an updated consent from your independent auditors when filing your amendment.

Cover Page

5. As required by rule 10b-9 under the 1934 Securities Act, disclose here and where appropriate throughout the prospectus that if the minimum number of shares are not sold by the latest possible closing date, all subscribers will receive a prompt refund plus interest.

6. Please disclose the latest possible termination date of the offering.

Summary - page 1

7. Please include a discussion regarding possible termination of the offering.

After-Market Performance of Mutual-to-Stock Information... - page
4

8. It is not clear what is meant in the first paragraph following the table by "short-term price performance." We note, for example, that the table shows price appreciation for certain stocks for a period of approximately three years.

Reason for the Offering - page 6

9. We note that the first listed reason for the offering is to increase capital. Explain here or elsewhere in the prospectus whether or not the lack of capital has been or is currently a problem. We note your past capital ratios and that you are outside your 60/40 goal ratio of loans to investments, presumably because of the lack of high quality loans to make.

How We Will Use the Proceeds...- page 11

10. Both here and on page 21 you treat the bank like an unconsolidated unrelated investment. Revise the disclosure to disclose in the tables how the bank will use the new capital. We also note the disclosure on page 14 that you are in the process of identifying a location for a new branch. Please advise us where you are in the process and whether or not you have budgeted an amount for this new location.

11. We noted that the minimum offering range column of the tables summarizing the use of proceeds do not foot. Please revise as necessary. Please make the same change on page 20.

Purchases by Directors and Executive Officers - page 12

12. Please disclose whether insiders` purchases count towards the minimum necessary to close this offering.

FedFirst Financial Corporation`s Dividend Policy - page 12

13. Please state clearly that the company has not yet determined whether to pay a dividend, and revise to clarify the distinction between the policy decision of whether or not to pay a dividend, and the factors, such as capital requirements, which may influence the payment of a dividend.

14. Disclose in this section that you anticipate the FedFirst
Financial MHC will waive any dividends that the bank may pay.

Our Business - page 31

Market Area - page 31

15. Please expand your primary market area information to include more specific information on the population characteristics of the counties or areas you serve, including information and trends relating to population growth or decline, aging and per capita income, and any other material trends relating to the population.

Commercial Loans - page 40

16. Please provide a discussion regarding loan participations. Include a discussion of your underwriting policies with respect to loan participations, and the total value of such loans, and the value of all properties securing the loans located outside the bank`s market area.

Balance Sheet Analysis - page 41

17. Please revise to quantify, if material, the impact of the June
1,
2002 acquisition of Exchange Underwriters, Inc. on your financial condition as of December 31, 2002.

Provision for Loan Losses - page 51

18. Note the typo in the third line.  We assume that should read
$239,000, not $39,000.

Results of Operations for the Years Ended December 31, 2003 and
2002
- page 52

19. We note your disclosure on page 14 that following completion of the offering you intend to invest a greater proportion of your assets in loans with the goal of increasing your net interest income. We also note your disclosure that following the offering your noninterest expenses are likely to increase as a result of the additional expenses associated with operating as a public company. Please revise your MD&A to discuss these items and any other uncertainties or trends that you anticipate may impact your future results of operations and financial condition. Refer to Item 303(b)
of Regulation S-B.

20. We note your risk factor discussion on page 15 that you intend to use the net proceeds from this offering to increase earnings, without assuming undue risk, with the goal of achieving a more competitive return on equity. Please revise your MD&A to describe your plans for improving your profitability and return on equity, including but not limited to a description of the types of lending, investment strategies and sources of funding. Refer to Item 303(b) of Regulation S-B.

Average Balances and Yields - page 54

21. Please revise to include each of the last three fiscal years.
Refer to General Instruction 3 and Item I.A and B of Industry
Guide
3.

22. Please revise to separately present short and long-term debt.
Refer to Item I.A and B of Industry Guide 3.

Analysis and Determination of the Allowance for Loan Losses - page
59

23. We note your disclosure on page 14 that it is difficult to assess the future performance of $75.2 million of loans acquired in 2003. Please revise to describe this portion of your portfolio and quantify the amount as of each period end. Describe how the difficulty in assessing future performance for this portion of your portfolio has impacted your determination of the allowance for the periods presented.

Liquidity & Capital Management - page 63

24. Please revise to separately quantify the gross cash flows for originations, purchases, and principal repayments of loans receivable for each period presented. Separately quantify the gross cash flows for purchases, maturities and prepayments, and sales of available-for-sale securities for each period presented.

25. Please revise to discuss the following:
* Expected changes in the mix and relative cost of capital resources;
* The effects of the fourth quarter 2004 balance sheet restructuring;
and
* Estimated impact of the proposed offering.

Directors` Compensation - page 70

26. Note the cost to the company of the premiums of the life insurance policies.

Executive Compensation - page 72

27. Please update the information to December 31, 2004.

28. Please confirm that the annual compensation table includes commissions paid to Mr. Richard Boyer.

How We Determined the Offering Range and the $10.00 Purchase Price
-
page 88

29. With regard to RP Financial`s valuation report, please revise to clarify the procedures followed; the findings and recommendations; the bases for and methods of arriving such findings and recommendations. Generally, an investor should be able to clearly understand the relationship between RP Financial`s analysis in its report and your offering size. For example, you should disclose the price to tangible book value and price to earnings ratios for the comparable companies in RP Financial`s appraisal as well as for FedFirst Financial. Also, include a brief narrative as well as a tabular presentation disclosing a summary of selected pricing ratios utilized by RP Financial for the peer group companies and the resulting pricing ratios for FedFirst on a fully-converted basis.

30. If there has been any material relationship between FedFirst
Financial and RP Financial within the previous two years, please disclose that relationship.

Change in Accountants - page 106

31. As you have engaged new accountants to audit the financials included with this Registration statement, please revise to provide all of the disclosures required by Item 304 of Regulation S-B, including filing a letter from your former accountant as Exhibit 16.

32. Please supplementally tell us the nature and timing of the non-audit services provided by Parente Randolph, LLC.

33. Please supplementally tell us who reviewed your interim
financial
statements included within this registration statement.  In
addition,
please tell us who you have engaged to perform the December 31,
2004
audit.

Where Your Can Find More Information - page 109

34. Please indicate where copies of the appraisal report is available. We note your statement on page 90.

Consolidated Statement of Income - Page F-3

35. We note your disclosure on page F-6 that although you accounted for the acquisition of Exchange Underwriters, Inc. as a purchase, your consolidated statements of income include the full operations for the calendar year 2002 with the pre-acquisition earnings shown as a reduction to income. Please revise your 2002 financial statements and footnotes to only present the revenues and expenses for Exchange
Underwriters subsequent to the acquisition date. Please similarly revise your disclosures throughout the filing regarding your 2002 results of operations.


Consolidated Statement of Cash Flows - Page F-5

36. Please revise to separately quantify purchases of mortgage loans.
Refer to paragraph 21 of SFAS 104.

37. Please supplementally tell us why the cash payments for the purchase of bank-owned life insurance for the nine months ended
September 30, 2003 were $1 million, when the total cash payments for
2003 were only $307,303.

Note 1 - Summary of Significant Accounting Policies - General - page
F-6

38. Please revise to describe your accounting policy for bank owned life insurance.

Note 1 - Summary of Significant Accounting Policies - Investment in
Affordable Housing Projects - page F-10

39. Please revise to describe how you considered whether your limited partnership interests in affordable housing projects are variable interests in variable interest entities. If so, please describe how you determined that you did not need to consolidate the variable interest entities under FIN 46R.

Note 2 - Investment Securities - Page F-17

40. Please revise to disclose the gross realized gains and losses from sales of available-for-sale securities.  Refer to paragraph
21
of SFAS 115.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 824-2906 or Joyce Sweeney, Senior Accountant at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Paul M. Aguggia, Esq.
	Aaron M. Kaslow, Esq.
	Muldoon Murphy Faucette & Aguggia LLP
	5101 Wisconsin Avenue, N.W.
	Washington, D.C. 20016
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FedFirst Financial Corporation
Page 7